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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

JEFFERSON SMURFIT GROUP PUBLIC LIMITED COMPANY (Name of Issuer)
Ordinary Shares €0.03 par value per share (Title of Class of Securities)
47508W 10 7 (CUSIP Number)
Samuel M. Mencoff Madison Dearborn Partners, Inc. Three Bank One Plaza, Suite 3800 Chicago, Illinois (312) 895-1000	Copy to: William S. Kirsch, P.C. Dennis M. Myers, Esq. Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 17, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No. 47508W 10 7	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDCP Acquisitions I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,104,843,010

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,104,843,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,104,843,010 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 91.4% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDP Acquisitions plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
6,104,843,010 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
6,104,843,010 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,104,843,010 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 91.4% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDCP Acquisitions Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
6,104,843,010 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
6,104,843,010 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,104,843,010 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 91.4% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDCP IV Global Investments LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
6,104,843,010 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
6,104,843,010 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,104,843,010 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 91.4% (See Item 5)

14	TYPE OF REPORTING PERSON*
PN

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDP IV Global GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
6,104,843,010 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
6,104,843,010 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,104,843,010 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 91.4% (See Item 5)

14	TYPE OF REPORTING PERSON*
PN

*
SEE INSTRUCTIONS.

CUSIP No. 47508W 10 7	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDP Global Investors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (See Item 5)

	8	SHARED VOTING POWER
6,104,843,010 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0- (See Item 5)

	10	SHARED DISPOSITIVE POWER
6,104,843,010 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,104,843,010 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 91.4% (See Item 5)

14	TYPE OF REPORTING PERSON*
CO

*
SEE INSTRUCTIONS.

Item 1. Security and Issuer.

        The class of equity security to which this statement relates are the ordinary shares, par value €0.03 per share, including the ordinary shares represented by American Depository Receipts (the "Ordinary Shares") of Jefferson Smurfit Group Public Limited Company, an Irish public limited company ( the "Company"). The name and address of the principal executive offices of the Company are Jefferson Smurfit Group Public Limited Company, Beech Hill, Clonskeagh, Dublin 4, Ireland.

Item 2. Identity and Background.

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):
(i)	MDCP Acquisitions I ("MDCP Acquisitions I"), an Irish public unlimited company, by virtue of its ownership of 6,104,843,010 Ordinary Shares of the Company;
(ii)	MDP Acquisitions plc ("MDP Acquisitions"), an Irish public limited company, by virtue of its being the controlling shareholder of MDCP Acquisitions I;
(iii)	MDCP Acquisitions Limited ("MDCP Acquisitions"), an Irish private limited company, by virtue of its being the controlling shareholder of MDP Acquisitions;
(iv)	MDCP IV Global Investments LP ("MDCP IV Global"), a Cayman Islands limited partnership, by virtue of its being the controlling shareholder of MDCP Acquisitions;
(v)	MDP IV Global GP, LP ("MDP IV Global"), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Offshore;
(vi)	MDP Global Investors Limited ("MDP Global Investors"), a Cayman Islands limited liability company, by virtue of its being the sole general partner of MDP IV Offshore; and

all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and the directors of MDCP Acquisitions I, MDP Acquisitions, MDCP Acquisitions and MDP Global Investors is set forth on Schedule A attached hereto, which is incorporated herein by reference.

Page 8 of 16 Pages

(b)
The address of the principal business office of each of MDCP IV Global, MDP IV Global and MDP Global Investors is M & C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The address of the principal business office of each of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions is Arthur Cox Building, Earlsford Terrace, Dublin 2, Ireland.
(c)
MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions are newly formed entities that will be used to effect the acquisition of the Company. MDCP IV Global is a newly formed private equity investment fund formed by Madison Dearborn Partners, L.L.C. for the purpose of investing in MDCP Acquisitions. MDP IV Global is engaged primarily in the business of serving as the general partner for MDCP IV Global. MDP Global Investors is engaged primarily in the business of serving as the general partner of MDP IV Global.
(d)
None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

        On July 5, 2002, MDCP Acquisitions I commenced a public tender offer for all the issued and to be issued share capital of the Company. On September 3, 2002, MDCP Acquisitions I declared the offer unconditional in all respects and extended the offer until October 1, 2002 (the "Subsequent Offering Period"). On September 17, 2002, MDCP Acquisitions I acquired the 6,104,843,010 Ordinary Shares of the Company that had been tendered as of the unconditional date for a price €2.15 per share. A portion of the funds used to acquire the Ordinary Shares on September 17, 2002 came from equity contributions to MDCP Acquisitions I in the amount of €671,000,000 made through MDCP Acquisitions by MDCP IV Global and certain additional co-investors. The balance of the funds used by MDCP Acquisitions I to acquire Ordinary Shares on September 17, 2002 were raised through a senior credit facility and additional equity contributed by MDCP Acquisitions to MDCP Acquisitions I indirectly through MDP Acquisitions. MCDP Acquisitions I will use these funds, together with proceeds from the sale of high yield debt securities, to fund the cash tender offer, to repay existing indebtedness of the Company and its subsidiaries and to pay transaction expenses.

        The senior credit facility was entered into by and among MDCP Acquisitions plc, MDCP Acquistions I, MDP Acquisitions plc, Deutsche Bank AG London, Merrill Lynch International Capital Corporation, JPMorgan Chase Bank, ABN AMRO Bank N.V., AIB Capital Markets, plc, Bank of America N.A., The Governor and Company of the Bank of Ireland, The Governor and Company of the Bank of Scotland, Credit Lyonnais, Bayerische Hypo- und Vereinsbank AG, London Branch and Lehman Commercial Paper Inc. The senior credit facility provides for a seven-year term loan facility of €1,050,000,000, an eight-year term loan facility of €525,000,000, a nine-year term loan facility of

Page 9 of 16 Pages

€525,000,000 and a seven-year revolving credit facility of up to €425,000,000. Amounts outstanding under the seven-year term loan facility will be repaid in escalating semi-annual installments beginning in December 2003 and continuing through September 2009. The eight-year and nine-year term loan facilities are repayable in one installment in September 2010 and September 2011, respectively. Each drawing under the revolving credit facility is repayable on the last day of its applicable interest period, subject to a final repayment date in September 2009.

        A copy of the senior credit facility is filed herewith as Exhibit F.

Item 4.    Purpose of Transaction.

        As disclosed in the Schedule 13D to which this amendment relates, MDCP Acquisitions I entered into a Transaction Agreement providing for the making by MDCP Acquisitions I of an all cash tender offer to purchase all of the issued and to be issued share capital of the Company (the "Offer"). The Offer was made pursuant to a Schedule TO initially filed with the Commission on July 5, 2002 by MDCP Acquisitions I, MDP Acquisitions, MDCP Acquisitions and Madison Dearborn Partners, L.L.C. The Schedule TO as initially filed and as amended from time to time (the "Schedule TO") is incorporated herein by reference. On September 17, 2002, MDCP Acquisitions I acquired in an aggregate 6,104,843,010 Ordinary shares pursuant to the Offer. MDCP Acquisitions I intends to acquire additional Ordinary Shares during the Subsequent Offering Period. On September 5, 2002 MDCP Acquisitions I commenced the necessary procedures under Irish law to acquire compulsorily those Ordinary Shares that are not tendered into the Offer before it terminates (the "Compulsory Share Acquisition") and expects to complete the Compulsory Share Acquisition by October 7, 2002. Following the completion of the Compulsory Share Acquisition, the Company will be a wholly owned subsidiary of MDCP Acquisitions I.

        Additional information regarding the Reporting Persons' plan for the Company is set forth in the Schedule TO, which is incorporated herein by reference.

        The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)	On September 17, 2002, MDCP Acquisitions I acquired beneficial ownership of 6,104,843,010 Ordinary Shares of the Company pursuant to the Offer, constituting approximately 91.4% of the issued and outstanding Ordinary Shares. MDCP Acquisitions I possesses sole power to vote, dispose of or direct the disposition of these shares.

MDP Acquisitions is the controlling shareholder of MDCP Acquisitions I and MDCP Acquisitions is the controlling shareholder of MDP Acquisitions. By virtue of this ownership, MDP Acquisitions and MDCP Acquisitions may be deemed to have acquired beneficial ownership of the Ordinary Shares beneficially owned by MDCP Acquisitions I and to have the shared power to vote and dispose of these shares.

MDCP IV Global owns a majority of the Ordinary Shares of MDCP Acquisitions. By virtue of this ownership, MDCP IV Global may be deemed to have acquired beneficial ownership of the Ordinary Shares beneficially owned by MDCP Acquisitions I and to have the shared power to vote and dispose of these shares.

MDP IV Global, as the sole general partner of MDCP IV Global, may be deemed to have acquired beneficial ownership of the Ordinary Shares beneficially owned by MDCP Acquisitions I and to have the shared power to vote and dispose of these shares.

Page 10 of 16 Pages

MDP Global Investors, as the sole general partner of MDP IV Global, may be deemed to have acquired beneficial ownership of the Ordinary Shares beneficially owned by MDCP Acquisitions I and to have the shared power to vote and dispose of these shares.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Schedule 13D by MDCP Acquisitions I, MDP Acquisitions, MDCP Acquisitions, MDCP IV Global, MDP IV Global and MDP Global Investors shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.
All of the percentages calculated in this 13D are based upon an aggregate of 6,619,306,914 Ordinary Shares outstanding as of September 17, 2002.

MDCP Acquisitions I intends to acquire additional Ordinary Shares of the Company until the Offer expires and thereafter through the Compulsory Share Acquisition. Upon the completion of the Offer and the Compulsory Share Acquisition, the Company will be a wholly owned subsidiary of MDCP Acquisitions I.
(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.
(d)
To the knowledge of the Reporting Persons, only MDCP Acquisitions I has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares that are the subject of this amendment.
(e)	Inapplicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Schedule TO as initially filed by MDCP Acquisitions I on July 5, 2002 and as amended from time to time is incorporated herein by reference including each of the exhibits filed therewith.

Item 7.    Materials to be Filed as Exhibits.

        Exhibit A—Agreement Re Joint Filing of Schedule 13D (incorporated by reference to the Schedule 13D filed by the Reporting Persons on June 17, 2002).

        Exhibit F—Senior Credit Facility dated as of September 12, 2002 by and among MDCP Acquisitions plc, MDCP Acquistions I, MDP Acquisitions plc, Deutsche Bank AG London, Merrill Lynch International Capital Corporation, JPMorgan Chase Bank, ABN AMRO Bank N.V., AIB Capital Markets, plc, Bank of America N.A., The Governor and Company of the Bank of Ireland, The Governor and Company of the Bank of Scotland, Credit Lyonnais, Bayerische Hypo- und Vereinsbank AG, London Branch and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 99(b)(1) to the Schedule TO filed with the SEC on September 16, 2002).

        Exhibit G—Tender Offer Statement on Schedule TO (incorporated by reference to that Schedule TO as initially filed by MDCP Acquisitions I on July 5, 2002 and as amended from time to time).

Page 11 of 16 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2002
MDCP ACQUISITIONS I
	By:	/s/ THOMAS S. SOULELES
	Name:	Thomas S. Souleles
	Its:	Director
MDP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES
	Name:	Thomas S. Souleles
	Its:	Director
MDCP ACQUISITIONS LIMITED
	By:	/s/ THOMAS S. SOULELES
	Name:	Thomas S. Souleles
	Its:	Director
MDCP IV GLOBAL INVESTMENTS LP
	By:	MDP IV Global GP, LP
	Its:	General Partner
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES
	Name:	Thomas S. Souleles
	Its:	Managing Director

Page 12 of 16 Pages

MDP IV GLOBAL GP, LP
By:	MDP Global Investors Limited
Its:	General Partner
By:	/s/ THOMAS S. SOULELES
Name:	Thomas S. Souleles
Its:	Managing Director
MDP GLOBAL INVESTORS LIMITED
By:	/s/ THOMAS S. SOULELES
Name:	Thomas S. Souleles
Its:	Managing Director

Page 13 of 16 Pages

Schedule A

        Directors and Executive Officers of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions.    MDCP Acquisitions I is an Irish public unlimited company. MDP Acquisitions, MDCP Acquisitions I's immediate parent company, is an Irish public limited company. MDCP Acquisitions, MDP Acquisitions immediate parent company, is an Irish public limited company. Each of MDCP Acquisitions I, MDP Acquisitions and MDCP Acquisitions were newly formed by Madison Dearborn Partners, L.L.C. for the purpose of making the Offer. Unless otherwise indicated, the principal business address of each individual listed below is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000, and the position is with MDCP Acquisitions I. The directors of each of MDCP Acquisitions I and MDCP Acquisitions are Samuel M. Mencoff, Thomas S. Souleles, John Canning, Jr., Justin Huscher, Christopher McGowan, Dr. Michael Smurfit, Anthony Smurfit, Gary McGann, and Ian Curley. The directors of MDP Acquisitions are Samuel M. Mencoff, Thomas S. Souleles, Gary McGann and Ian Curley. Such persons are United States citizen, with the exception of Dr. Michael Smurfit, who is a citizen of Ireland and the United Kingdom, Anthony Smurfit, who is an Irish citizen, Gary McCann, who is an Irish citizen, and Ian Curley, who is an Irish citizen. The address for each of Dr. Michael Smurfit, Anthony Smurfit, Gary McCann and Ian Curley is c/o Jefferson Smurfit Group Plc, Beech Hill, Clonskeagh, Dublin 4, Ireland.

* * * * * *

Page 14 of 16 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D/A

The undersigned hereby agree as follows:

        (i)    Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

        (ii)  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 27, 2002
MDCP ACQUISITIONS I
	By:	/s/ THOMAS S. SOULELES

	Name:	Thomas S. Souleles
	Its:	Director
MDP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES

	Name:	Thomas S. Souleles
	Its:	Director
MDCP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES

	Name:	Thomas S. Souleles
	Its:	Director

Page 15 of 16 Pages

MDCP IV GLOBAL INVESTMENTS LP
By:	MDP IV Global GP, LP
Its:	General Partner
By:	MDP Global Investors Limited
Its:	General Partner
By:	/s/ THOMAS S. SOULELES

Name:	Thomas S. Souleles
Its:	Managing Director
MDP IV GLOBAL GP, LP
By:	MDP Global Investors Limited
Its:	General Partner
By:	/s/ THOMAS S. SOULELES

Name:	Thomas S. Souleles
Its:	Managing Director
MDP GLOBAL INVESTORS LIMITED
By:	/s/ THOMAS S. SOULELES

Name:	Thomas S. Souleles
Its:	Managing Director

Page 16 of 16 Pages

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SIGNATURES
Schedule A